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                     February 7, 2024

       Michael M. Mettee
       Chief Financial Officer
       FB Financial Corporation
       1221 Broadway, Suite 1300
       Nashville, TN 37203

                                                        Re: FB Financial
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37875

       Dear Michael M. Mettee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance